UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 25, 2023, CytoMed Therapeutics Limited (the “Company”) issued a press release announcing that its exclusively licensed induced pluripotent stem cell (iPSC)-based technology has been granted a patent by the China National Intellectual Property Administration (Patent No.: ZL201880022790.X, Issue No.: CN110691844B). The patent titled “Methods and Kits for Generating Mimetic Innate Immune Cells from Pluripotent Stem Cells” covers technologies to derive novel synthetic γδ NKT cells for the treatment of various types of cancers including hematological malignancies and solid tumors. The Company holds an exclusive, worldwide license to use this patent pursuant to the Licence Agreement dated June 1, 2018, which was filed with the Securities and Exchange Commission as an exhibit to the registration statement on Form F-1 (File No.: 333-268456) on March 30, 2023. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press release dated September 25, 2023 titled: Chinese Patent Granted for CytoMed Therapeutics’ Licensed iPSC-based Technology

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: September 25, 2023	By:	/s/ CHOO Chee Kong
CHOO Chee Kong Director and Chairman

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